UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38245

Xiaobai Maimai Inc.

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Directors

On July 14, 2021, Ms. Luping Wei resigned from her positions as a director of the Board of Directors (the “Board”) and the Vice President of Operations of Xiaobai Maimai, Inc. (the “Company”). Ms. Wei’s resignation did not result from any disagreement with the Company.

On the same date, Ms. Wenjuan (Vivian) Liu was appointed as a director of the Board to fill in the vacancy created by Ms Wei’s resignation, effective immediately.

Ms. Liu has served as the Chief Executive Officer of Hebei Chuangjie Technology Co., Ltd. since August 2018. From May 2015 to July 2018, Ms. Liu served as the Hebei Branch Key Client Manager of Guosen Co., Ltd. Ms. Liu has extensive experience in financial investments, capital market operations and enterprise management. Ms. Liu obtained her bachelor’s degree in marketing from the Department of Economics and Management at Nankai University, China.

Ms. Liu has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Liu had, or will have, a direct or indirect material interest.

The Company entered into a director offer letter (the “Offer Letter”) with Ms. Liu pursuant to which Ms. Liu shall receive an annual compensation of $240,000. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Director Offer Letter by and between Wenjuan (Vivian) Liu and Xiaobai Maimai, Inc., dated July 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xiaobai Maimai Inc.

	By:	/s/ Zhang Rui (Kerrie)
Name: Zhang Rui (Kerrie)
Title: Chief Financial Officer

Date: July 15, 2021